SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2015

KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Amendment of Disclosure : Decision of Equity Disposal in an Affiliated Company

1. Amended Disclosure Document : Disposal of Equity Investment in an Affiliated Company

2. Initial Filing Date of the Form 6-K : 2015-03-12

3. Reason for amendment : To correct Item issues

4. Contents

Item	Before Amendment	After Amendment
2. Details of Disposal
- Disposal Amount (KRW)	772,097,234,070	763,125,988,471
- Disposal to Total Equity (%)	6.0	5.9
5. Expected Disposal Date	2015-05-31	2015-06-03
9. Others	d. Total disposal amount is KRW 1.02 trillion, based on 100% stake in KT Rental.	d. Total disposal amount is KRW 1.01 trillion, based on 100% stake in KT Rental.

Disposal of Equity Investment in an Affiliated Company

1. Issuing Company	Name of the Company	KT Rental Corporation
	Nationality of the Company	Republic of Korea	President of the Company	Hyun Myung Pyo
	Paid-in capital (KRW)	49,128,500,000	Relation with KT	Subsidiary
	Number of issued Shares	9,825,700	Main business	Total Rental Business
2. Details of Disposal	Number of Disposed Shares	5,698,768 shares
	Disposal Amount (KRW)	763,125,988,471
	Total Equity (KRW)	12,864,910,436,048
	Disposal to Total Equity	5.9%
	Large Corporation	Applicable
3. Number of Shares after Disposal	Number of Shares	-
	Ownership (%)	-
4. Purpose of Disposal		To enhance the competitiveness of telecommunications business and improve financial structure
5. Expected Disposal Date		2015-06-03
6. Date of Board Resolution		2015-03-11
- Attendance of Outside Directors	Present	8
	Absent	-
- Attendance of Audit Committee Members		Present
7. Report requirement to the Korean Fair Trade Commission		Not Applicable
8. Options inclusion such as put-option		Not Applicable
- Detail of Contract		-
9. Others

a. Disposal amount is based on Expected Disposal Date.

- Subject to change if Expected Disposal Date changes

b. Total Equity is based on FY2013 Consolidated Financial Statements.

c. Expected Disposal Date is subject to change according to the scheduled process.

d. Total disposal amount is KRW 1.01 trillion, based on 100% stake in KT Rental.

		Related Filing	2015-02-23 Form 6-K